                             JAMES RIVER GROUP, INC.
                          1414 RALEIGH ROAD, SUITE 415
                              CHAPEL HILL, NC 27517
                               TEL: (919) 883-4171
                               FAX: (919) 544-8433

December 23, 2002

MMC Capital, Inc.
20 Horseneck Lane
Greenwich, CT  06830-6327
Attention: John Clements

Re: Investment of Trident II, L.P. and certain co-investment vehicles
    ("Trident") in James River Group, Inc.

Dear John:

         In connection with the investment by Trident of at least $1,000,000 in the offering by James River Group, Inc. (the "Company") of its Series A
Convertible Preferred Stock (the "Series A Offering") pursuant to the Company's
Private Placement Memorandum, dated December 16, 2002, as amended (the "PPM"), the Company would like to memorialize its agreement with MMC Capital, Inc., on behalf of and for the benefit of Trident, on the following additional matters.
(Terms used and not defined herein are used as defined in the PPM.)

         1. Trident will be entitled to invest in the Series A Offering the greater of 20% of the aggregate amount of the Series A Offering or $1 million.
Trident will be entitled to invest $10,000,000 in the Company's next succeeding offering of equity securities, expected to be called the Series B Convertible
Preferred Stock (the "Series B Offering"), and to the extent the aggregate purchase price of the Series B Offering exceeds $30,000,000, Trident will be entitled to subscribe for 30% of such excess, provided that Trident agrees not to subscribe or attempt to subscribe for amounts in the Series B Offering greater than the foregoing.

         2. Provided Trident shall have invested at least $10,000,000 in the
Series B Offering, Trident will be entitled to maintain its percentage ownership of the issued and outstanding equity securities of the Company in any and all subsequent equity investment financings, measured by its percentage ownership of such outstanding equity securities (not including any unexercised options, warrants or similar rights to purchase equity securities issued by the Company pursuant to its stock option plan or other equity incentive program) immediately before the closing of each such financing, until the occurrence of a Qualified
IPO.

         3. J. Adam Abram and Michael J. Kehoe shall enter into employment agreements containing reasonable and customary non-competition and non-solicitation provisions. Mr. Abram will agree to serve for 3 years as
President and Chief Executive Officer of the Company, and Mr. Kehoe will agree to serve for 3 years as President of James River Management, Inc. Mr. Abram's
agreement will require him to devote a sufficient amount of his

John Clements
December 23, 2002
Page Two

time to the Company to fully discharge his duties as President and Chief
Executive Officer. Mr. Kehoe's agreement will require him to devote his full professional attention to his duties as President and Chief Executive of James
River Management, Inc.

         4. For so long as Trident holds equity secures constituting at least ten percent (10%) of the issued and outstanding equity securities of the Company
(assuming for such computation the conversion into Commas Sock of all then outstanding convertible securities, including convertible securities held by
Trident), the Company shall, with respect to each of the first three fiscal quarters of the Company's fiscal year, make available to Trident, promptly after the completion thereof and concurrently with the delivery of the same to the
Company's Board of Directors, quarterly financial statements comprising a balance sheet, income statement, cash flow statement and statement of changes in shareholders' equity for or as of the quarterly period then ended. In addition, on an annual basis the Company will have an audit performed by an nationally recognized independent accounting firm and the Calumny shall deliver to Trident audited financial statements comprising a balance sheet, income statement, cash flow statement and statement of changes in shareholders' equity for or as of the annual period then ended promptly after the completion of such audited financial statements and concurrently with the delivery of same to the Board of Directors.

         5. Mr. Abram will disclose in writing to MMC Capital any and all side letters and other agreements or understandings (whether written or oral)
("Agreements") existing now or at any time prior the closing of the Series A
Offering between Mr. Abram or the Company and any existing or potential investors in the Company that relate to the allocation of ownership interests in, governance of, economic matters concerning or other material matters involving the Company.

         If the foregoing accurately represents your understanding of our agreement on the foregoing matters, please indicate by countersigning below.

                                            Very truly yours,

                                            JAMES RIVER GROUP, INC.

                                            By: /s/ J. Adam Abram
                                                --------------------------------
                                                J. Adam Abram, its sole Director

Agreed:

MMC CAPITAL, INC.

By: /s/ John Clements
    --------------------------------
    John Clements, Principal

                         TERMINATION OF LETTER AGREEMENT

This Agreement is in reference to that certain letter agreement (the "Letter
Agreement") dated December 23, 2003 by and between James River Group, Inc., a
Delaware corporation (the "Company") and MMC Capital, Inc. ("MMC"), on behalf of and for the benefit of Trident II, L.P. and certain co-investment vehicles
("Trident"), relating to the investment of Trident in the Company.

In connection with the Company's proposed initial public offering, the parties hereto agree that the Letter Agreement shall terminate and be of no further force and effect immediately prior to a Qualified IPO. "Qualified IPO" means an underwritten public offering on a "firm commitment" basis pursuant to an effective registration statement (other than on Form S-4 or S-8 or any successor forms thereto) filed pursuant to the Securities Act of 1933, as amended, or series of such offerings (whether related or unrelated), covering the offer and sale of Common Stock for the account of the Company in which (a) the Company receives aggregate cash proceeds equal to or greater than $50,000,000 (before deducting underwriters' discounts and commissions and other offering expenses)
and (b) the public offering price per share in such offering is not less than the product of the Adjusted Series B Purchase Price (as such term is defined in the Company's Second Amended and Restated Certificate of Incorporation, as
amended) multiplied by 1.5.

JAMES RIVER GROUP, INC.                                MMC CAPITAL, INC.

By:/s/ J. Adam Abram                                   By:/s/ David Wermuth
   -----------------                                      -----------------
Name: J. Adam Abram                                    Name: David Wermuth
Title: President and Chief Executive Officer           Title: Principal

Date: April 28, 2005                                   Date: April 28, 2005